Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15025523

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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SEC Mail Processing Section
RECEIVED
MAR 09 2015
WASH., D.C.
201

| SEC FILE NUMBER |
|---|
| 8-40822 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Equities, Inc. and Subsidiary

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 N. Orange Street, Suite 729
(No. and Street)

| Wilmington | DE | 19801 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles F. Reiling — 888-657-5200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

| One East Fourth Street, Suite 1200 | Cincinnati | OH | 45202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KH 3/19

# OATH OR AFFIRMATION

I, Charles F. Reiling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Equities, Inc. and Subsidiary, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CHARLES M. SOBEL
MY COMMISSION EXPIRES AUGUST 25, 2016
NOTARY PUBLIC
STATE OF DELAWARE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clark Schaefer Hackett
STRENGTH IN NUMBERS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Coastal Equities, Inc. and Subsidiary

Wilmington, DE

We have audited the accompanying statement of financial condition of Coastal Equities, Inc. and subsidiary (a Delaware corporation) as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Coastal Equities, Inc. and Subsidiary's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Coastal Equities, Inc. and Subsidiary as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

*Clark Schaefer Hackett & Co.*

March 6, 2015

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212



cincinnati | cleveland | columbus | miami valley | northern kentucky | springfield | toledo

"PUBLIC"

Coastal Equities, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2014

Assets:

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 400,636 |
| Accounts receivable: | | |
| Commissions | | 345,468 |
| Receivable from affiliate | | 8,531 |
| Rep. reimbursements, net less allowance for doubtful accounts of $18,000 | | 237,485 |
| Note receivable | | 240,446 |
| Prepaid expenses | | 17,927 |
| Investments | | 24,987 |
| Deposit with correspondent broker | | 28,346 |
| Equipment and furnishings, at cost less accumulated depreciation of $28,751 | | 8,488 |
| | $ | 1,312,314 |

Liabilities and Stockholder's Equity:

| | | |
|---|---|---|
| Commissions payable | $ | 577,805 |
| Income taxes payable to parent company | | 35,191 |
| Accrued expenses | | 31,682 |
| Accounts payable | | 10,276 |
| Total liabilities | | 654,954 |
| Stockholder's equity: | | |
| Common stock, $.01 par value - Authorized 200,000 shares, Issued and outstanding 10,000 shares | | 100 |
| Capital in excess of par value | | 600,794 |
| Retained earnings | | 56,466 |
| | | 657,360 |
| | $ | 1,312,314 |

See accompanying notes to consolidated financial statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of Coastal Equities, Inc. and Subsidiary (the "Company") are set forth to facilitate the understanding of data presented in the financial statements:

**Description of business operations**
The Company operates a securities broker and dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). It has a wholly-owned subsidiary, Coastal Equities Insurance Agency, Inc. that is currently dormant. It is a wholly-owned subsidiary of Orange Street Holdings, Inc. ("Orange Street").

The Company has independent brokers who operate offices in Delaware, Maryland, Massachusetts, North Carolina, New Hampshire, Pennsylvania, New York, New Jersey, Michigan, Missouri, Arizona, Indiana and Ohio. Its primary source of revenue is commissions for providing brokerage services to small businesses and individuals. Each broker receives a share of the commissions earned and is responsible for his or her own expenses.

**Use of estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

**Revenue recognition**
The Company records revenues and expenses (commissions and brokerage expenses) directly related to security transactions on a settlement date basis, which approximates trade date basis.

**Cash and cash equivalents**
The Company considers all bank accounts and all highly liquid debt instruments purchased with original maturities of less than three months to be cash equivalents.

**Accounts receivable**
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. If balances were still outstanding after management had used reasonable collection efforts, they would be written off through a charge to the allowance and a credit to accounts receivable. The Company had an allowance for doubtful accounts of $18,000 as of December 31, 2015.

**Investments**
Investments consist of common stocks and a mutual fund and are valued at fair value. Unrealized gains and losses are included in net income. The first-in, first-out method is used to determine realized gains and losses.

**Property and Equipment**
Property and equipment consist mainly of furniture, fixtures, and equipment that are stated at cost and are being depreciated over estimated useful lives of three to five years using straight-line methods.

**Income taxes**
As a wholly-owned subsidiary, the Company is part of the consolidated tax return filing of Orange Street. The Company, as a wholly-owned subsidiary of this consolidated group, is responsible for its share of its income tax allocated by its share of taxable income.

**Uncertain tax positions**
The Company adopted the provisions *Accounting for Uncertainty in Income Taxes*. Those provisions clarify the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2011-2013. The Company's policy with regard to interest and penalties is to recognize interest through interest expense and penalties through other expense. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

**Subsequent events**
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through March 6, 2015, the date these financial statements were available to be issued.

## 2. NOTE RECEIVABLE

The Company has a $228,996 Note Receivable dated June 30, 2014 from an independent registered representative bearing interest at 10% annually. Principal and interest payments were due monthly in varying amounts through January 1, 2016. Under the terms of the Note, payments may be deducted and withheld from any commissions or other payments which might be payable to the borrower. During 2014, no payments were received on the Note. At December 31, 2014 the Note Receivable includes the original balance of $228,996 plus unpaid interest receivable of $11,450.

On December 31, 2014 the Company's relationship with this independent registered representative was terminated. Therefore, under the terms of the Note, the outstanding principal and interest became immediately payable. If not paid immediately, any outstanding balance bears interest at 15% annually. Management believes this Note is fully collectible.

## 3. DEPOSIT WITH CORRESPONDENT BROKER:

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $25,000 deposit, held in a money-market fund. Interest earned on this account inures to the benefit of the Company.

## 4. FAIR VALUE MEASUREMENTS:

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of financial instruments including cash, accounts receivable, deposits with corresponding broker and all payables approximated fair value as of December 31, 2014, because of the relatively short maturity of these instruments.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements at Reporting Date Using

| | Quoted prices in active markets for identical assets (Level 1) | Total at 12/31/14 |
|---|---|---|
| Mutual funds | $ 24,959 | $ 24,959 |
| Common stocks | 28 | 28 |
| | $ 24,987 | $ 24,987 |

## 5. LEASE COMMITMENT:

The Company leases its main office facility in Wilmington, Delaware with monthly payments of $1,977 plus administrative charges through December 2014. Total rent expense for 2014 is $21,305 in the accompanying statement of operations. The Company's future lease commitments under this lease are $30,474 for 2015, $34,830 for 2016 and $37,992 for 2017.

## 6. NET CAPITAL REQUIREMENTS AND EXEMPT PROVISIONS UNDER RULE 15C3-3:

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2014, the Company's net capital requirement was $43,685, and its defined net capital and aggregate indebtedness to net capital ratio was $102,209 and 6.408 to 1, respectively.

## 7. RELATED PARTY TRANSACTIONS:

The Company is a wholly-owned subsidiary of Orange Street. Orange Street has three other subsidiaries: Coastal Investment Advisors, Inc. ("CIA"), Coastal Risk Advisors, LLC ("CRA") and Coastal Insurance Consulting, LLC ("CIC"). CIA is 100% owned by Orange Street. CRA is 99% owned by Orange Street. CIC is 50% owned by Orange Street.

The Company purchases errors and omissions insurance from an unaffiliated insurance company through CRA. Errors and omissions insurance expense amounted to $104,141 in 2014. Prepaid errors and omissions insurance amounted to $17,927 at December 31, 2014.

During 2014, the Company paid $16,195 of miscellaneous operating expenses on behalf of CIC. CIC reimbursed the Company $14,577 for these payments. At December 31, 2014 the Company has a receivable due from CIC for the remaining balance of $1,618.

During 2014 CIA paid $6,245 of miscellaneous operating expenses on behalf of the Company. At December 31, 2014 the Company has a payable to CIA of $6,245 for the repayment of these expenses.

During 2014, the Company paid $7,213 of legal expenses on behalf of Orange Street. At December 31, 2014 the Company has a receivable due from Orange Street for the reimbursement of these expenses.

## 8. LITIGATION

The Company is a defendant in an arbitration matter filed by a former branch manager who was a registered representative of the Company. The claimant seeks damages of $374,000 for breach of contract. A hearing with an arbitration panel is scheduled for August 2015. Management of the Company believes the allegations are without merit and intends to vigorously defend its position.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 09 2015
WASH. D.C.
201

# Coastal Equities, Inc. and Subsidiary

## Independent Accountant's Agreed-Upon Procedures Report On Schedule of Assessment and Payments (Form SIPC-7)

## December 31, 2014

**INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

To the Board of Directors and Shareholder
Coastal Equities, Inc. and Subsidiary
Wilmington, Delaware

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Coastal Equities, Inc. and subsidiary, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Coastal Equities, Inc. and subsidiary's compliance with the applicable instructions of Form SIPC-7. Coastal Equities, Inc. and subsidiary's management is responsible for Coastal Equities, Inc. and subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Clark Schaefer Hackett & Co.*

March 6, 2015

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2014
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Coastal Equities, Inc.
1201 N. Orange Street
Suite 729
Wilmington, DE 19801
FINRA
8-040822
FYE December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charles F. Reiling III (302) 250-4261

| | | |
|---|---|---|
| 2. A. General Assessment (item 2e from page 2) | | $ 11,648 |
| B. Less payment made with SIPC-6 filed (**exclude interest**) 11/25/2014 Date Paid | | ( 4,547 ) |
| C. Less prior overpayment applied | | ( ) |
| D. Assessment balance due or (overpayment) | | 7,101 |
| E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum | | |
| F. Total assessment balance and interest due (or overpayment carried forward) | | $ 7,101 |
| G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ | |
| H. Overpayment carried forward | $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Coastal Equities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 27th day of February, 20 15.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 8,017,133 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 2,130,751 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 512,937 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 1,211 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | 701,762 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 11,131 | |
| Enter the greater of line (i) or (ii) | 11,131 |
| Total deductions | 3,357,792 |
| 2d. SIPC Net Operating Revenues | $ 4,659,341 |
| 2e. General Assessment @ .0025 | $ 11,648 |

(to page 1, line 2.A.)